                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                 SCHEDULE 13E-3/A
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                 (Amendment No. 1)

                            ------------------------

                        CENTENNIAL HEALTHCARE CORPORATION
                              (Name of the Issuer)

                   WELSH, CARSON, ANDERSON & STOWE, VIII, L.P.
                         WCAS CAPITAL PARTNERS III, L.P.
                          WCAS HEALTHCARE PARTNERS, L.P.
                           COUGAR HOLDINGS CORPORATION
                            COUGAR ACQUISITION CORP.
                                 ANDREW M. PAUL
                                J. STEPHEN EATON
                               KENT C. FOSHA, SR.
                                  ALAN C. DAHL
                             LAWRENCE W. LEPLEY, JR.
                        CENTENNIAL HEALTHCARE CORPORATION
                      (Name of Person(s) Filing Statement)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                            ------------------------
                                    150937100
                      (CUSIP Number of Class of Securities)
                             -----------------------


Lawrence B. Sorrel, President                      Daryl R. Griswold, Esq.
 Cougar Holdings Corporation                  Centennial HealthCare Corporation
c/o Welsh, Carson, Anderson &                   400 Perimeter Center Terrace
       Stowe VIII, L.P.                                   Suite 650
       320 Park Avenue                             Atlanta, Georgia 30346
   New York, New York 10022                            (770) 698-9040
        (212) 893-9500

                                 WITH COPIES TO:


  Paul A. Quiros, Esq.                             William J. Hewitt, Esq.
  Lynn S. Scott, Esq.                            Reboul, MacMurray, Hewitt,
    King & Spalding                                   Maynard & Kristol
  191 Peachtree Street                              45 Rockefeller Plaza
 Atlanta, Georgia 30303                           New York, New York 10111
     (404) 572-4600                                    (212) 841-5700


   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b. / / The filing of a registration statement under the Securities Act of 1933.
         c.  / /  A tender offer.
         d.  / /  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

         This Rule 13e-3 Transaction Statement (this "Statement") relates to the Agreement and Plan of Merger, dated as of October 22, 1998 (the "Merger Agreement"), by and among Centennial HealthCare Corporation, a Georgia corporation (the "Company"), Cougar Acquisition Corp., a Georgia corporation (the "Acquiror"), and Cougar Holdings Corporation, a Delaware corporation (the "Parent"), pursuant to which the Acquiror, a wholly-owned subsidiary of the Parent, will be merged (the "Merger") with and into the Company, with the Company surviving the Merger. The Parent and the Acquiror were organized at the direction of Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership ("WCAS VIII") and WCAS Capital Partners III, L.P., a Delaware limited partnership ("WCAS CP III"). WCAS VIII Associates LLC, a Delaware limited liability company is the sole general partner of WCAS VIII and WCAS CP III Associates L.L.C., a Delaware limited liability company is the sole general partner of WCAS CP III. The Parent and the Acquiror were formed for the purpose of consummating the Merger and the transactions contemplated thereby. Concurrently with the filing of this Statement, the Company is filing with the Securities and Exchange Commission a preliminary proxy statement on Schedule 14A under the Securities and Exchange Act of 1934, as amended (together with all annexes thereto, the "Preliminary Proxy Statement") relating to a special meeting of shareholders of the Company. At such meeting, the shareholders of the Company will vote upon a proposal to approve the Merger Agreement.

         A copy of the Preliminary Proxy Statement is attached hereto as Exhibit
(d)(3). A copy of the Merger Agreement is attached as Appendix A to the Preliminary Proxy statement.

         Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time (as defined below): (i) the Acquiror will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Surviving Corporation"); (ii) the shares of common stock of the Acquiror held by the Parent will be converted into shares of common stock, $.01 par value, of the Surviving Corporation (the "Surviving Corporation Common Stock"), representing all of the outstanding shares of the Surviving Corporation Common Stock; (iii) each outstanding share of common stock, $.01 par value, of the Company ("Company Common Stock") will be converted into the right to receive $16.00 per share in cash, other than shares held by shareholders who are entitled to and have perfected their dissenters' appraisal rights and shares held by the Company and its subsidiaries, the Acquiror and the Parent (including shares contributed immediately prior to the Effective Time to the Parent by certain members of the Company's management and certain affiliates of the Parent and the Acquiror). The "Effective Time" of the Merger will be the date and time of the filing of a certificate of merger with the Georgia Secretary of State in accordance with the Georgia Business Corporation Code, which is scheduled to occur as soon as practicable after the satisfaction or waiver of the closing conditions contained in the Merger Agreement.

         The following cross reference sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Preliminary Proxy Statement of the information required to be included in this Statement in response to the information required by Schedule 13E-3. The information in the Preliminary Proxy Statement, a copy of which is attached hereto as Exhibit
(d)(3), is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Preliminary Proxy Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Preliminary Proxy Statement. The Preliminary Proxy Statement will be completed and, if appropriate, amended, prior to the time the definitive Proxy Statement is first sent or given to shareholders of the Company. This Statement will be amended as necessary to reflect the completion or amendment of the Preliminary Proxy Statement.

         The filing of this Statement shall not be construed as an admission by the Company, the Parent, the Acquiror, WCAS VIII or WCAS CP III or any of their affiliates, including Andrew M. Paul, a director of the Company (together, the "WCAS Persons") or any of Messrs. J. Stephen Eaton, Alan C. Dahl, Kent C. Fosha, Sr. and Lawrence W. Lepley, Jr. that the Company is "controlled" by the WCAS Persons or that any of the WCAS Persons is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended.

                              CROSS REFERENCE SHEET


                              CAPTION OR LOCATION IN THE
ITEM IN SCHEDULE 13E-3        PROXY STATEMENT

Item 1(a) Cover Page, "Questions and Answers About the Merger" and "Summary--The Companies"

Item 1(b)                  Cover Page, "Summary--Record Date; Voting Power" and
                           "The Special Meeting--Record Date and Quorum
                           Requirement"

Item 1(c)-(d)              "Summary--Historical Market Information" and
                           "Purchases of Common Stock by Certain Persons"

Item 1(e)                  "Summary--Historical Market Information" and
                           "Purchases of Common Stock by Certain Persons"

Item 1(f)                  "Purchases of Common Stock by Certain Persons"

Item 2(a)-(d) and (g)      "Summary--The Companies", "Principal Shareholders and
                           Stock Ownership of Management and Others" and
                           "Certain Information Concerning the Parent, the
                           Acquiror and the Investor Group"

Item 2(e)-(f)              *

Item 3(a)(1)               "Summary--Conflicts of Interest", "Special
                           Factors--Conflicts of Interest", and "Purchases of Common Stock By Certain Persons"

Item 3(a)(2)               "Questions and Answers About the Merger",
                           "Summary--The Companies", "--Terms of the Merger
                           Agreement", "--Share Ownership of the Parent
                           Following the Merger", "--Conflicts of Interest",
                           "Special Factors--Background of the Merger", "--The
                           Special Committee's and the Board's Recommendations",
                           "--Purpose and Reasons of the Affiliates for the Merger", "--Conflicts of Interest", "--Financing of the Merger", "The Merger--Terms of the Merger
                           Agreement", "Certain Information Concerning the
                           Parent, the Acquiror and the Investor Group" and "Purchases of Common Stock By Certain Persons"

Item 3(b)                  "Questions and Answers About the Merger",
                           "Summary--The Companies", "--Terms of the Merger
                           Agreement", "--Share Ownership of the Parent
                           Following the Merger", "--Conflicts of Interest",
                           "Special Factors--Background of the Merger", "--The
                           Special Committee's and the Board's Recommendations",
                           "--Purpose and Reasons of the Investor Group for the Merger", "--Conflicts of Interest", "--Financing of the Merger", "The Merger--Terms of the Merger
                           Agreement", "Certain Information Concerning the
                           Parent, the Acquiror and the


                           Investor Group" and "Purchases of Common Stock By
                           Certain Persons"

Item 4(a)                  "Questions and Answers about the Merger",
                           "Summary--Terms of the Merger Agreement", "--Share
                           Ownership of the Parent Following the Merger",
                           "--Conflicts of Interest", "-- Appraisal Rights",
                           "Special Factors--The Special Committee's and the
                           Board's Recommendation", "--Purpose and Reasons of the Investor Group for the Merger", "--Conflicts of Interest", "--Financing of the Merger", "--Certain
                           Effects of the Merger", "The Special
                           Meeting--Effective Time of the Merger and Payment for Shares", "The Merger--Terms of the Merger Agreement",
                           "Rights of Dissenting Shareholders" and Appendix A to the Proxy Statement

Item 4(b)                  "Questions and Answers about the Merger",
                           "Summary--Terms of the Merger Agreement", "--Share
                           Ownership of the Parent following the Merger", "--Conflicts of Interest", "--Appraisal Rights",
                           "--Company Projections", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendation", "--Purpose and Reasons of the Investor Group for the Merger", "--Conflicts of Interest", "--Certain Effects of the Merger",
                           "--Financing of the Merger", "The Merger--Terms of the Merger Agreement", "Rights of Dissenting
                           Shareholders" and Appendix A to the Proxy Statement

Item 5(a)-(b)              "Special Factors--Purpose and Reasons of the Investor
                           Group for the Merger", "--Certain Effects of the Merger", and "--Conduct of Centennial's Business
                           After the Merger"

Item 5(c)                  "Summary--Conflicts of Interest", "Special
                           Factors--Conflicts of Interest" and "--Conduct of Centennial's Business After the Merger"

Item 5(d)                  "Summary--Share Ownership of the Parent following the
                           Merger", "--Conflicts of Interests", "--Historical
                           Market Information", "Special Factors--Conflicts of
                           Interest", "--Financing of the Merger", "Conduct of
                           Centennial's Business After the Merger", and "The
                           Merger--Terms of the Merger Agreement"

Item 5(e)                  "Questions and Answers About the Merger",
                           "Summary--The Companies", "--Terms of the Merger
                           Agreement","--Share Ownership of the Parent Following the Merger", "--Conflicts of Interest", "--Historical
                           Market Information", "--Company Projections",
                           "Special Factors--Background of the Merger", "--The
                           Special Committee's and the Board's Recommendations",
                           "--Purpose and Reasons of the Investor Group for the Merger", "--Conflicts of Interest", "Special
                           Factors--Certain Effects of the Merger", "--Financing of the Merger", "--Conduct of Centennial's Business
                           After the Merger", and "The Merger--Terms of the Merger Agreement"



Item 5(f)-(g)              "Questions and Answers About the Merger" and "Special
                           Factors--Certain Effects of the Merger"

Item 6(a)                  "Special Factors--Financing of the Merger"

Item 6(b)                  "The Merger--Estimated Fees and Expenses of the Merger"

Item 6(c)                  "Special Factors--Financing of the Merger"

Item 6(d)                  *

Item 7(a)-(c)              "Questions and Answers about the Merger", "Summary",
                           "Special Factors--Background of the Merger", "--The
                           Special Committee's and the Board's Recommendation",
                           "--Opinion of Financial Advisor", "--Purpose and
                           Reason of the Investor Group for the Merger" and "--Conflicts of Interest"

Item 7(d)                  "Questions and Answers about the Merger", "Summary",
                           "Special Factors--Background of the Merger", "The
                           Special Committee's and the Board's Recommendation",
                           "--Purpose and Reasons of the Investor Group for the Merger", "--Conflicts of Interest", "--Certain
                           Effects of the Merger", "--Financing of the Merger", "--Conduct of Centennial's Business After the
                           Merger", "Rights of Dissenting Shareholders",
                           "Federal Income Tax Consequences", "The Merger--Terms of the Merger Agreement", "--Estimated Fees and
                           Expenses of the Merger"

Item 8(a)-(b)              "Questions and Answers about the Merger",
                           "Summary--"Vote Required", --Recommendations",
                           "--Opinion of Financial Advisor", "--Terms of the
                           Merger Agreement", "--Conflicts of Interest",
                           "--Appraisal Rights", "--Historical Market
                           Information", "--Selected Consolidated Financial Data of the Company", "--Company Projections", "Special
                           Factors--Background of the Merger", "--The Special
                           Committee's and the Board's Recommendation",
                           "--Opinion of Financial Advisor", "-- Purpose and
                           Reasons of the Investor Group for the Merger", "--Position of the Investor Group as to Fairness of the Merger", "--Conflicts of Interest", "Certain
                           Effects of the Merger", "The Special Meeting--Voting
                           Procedures", "Rights of Dissenting Shareholders",
                           "Purchases of Common Stock By Certain Persons"

Item 8(c)                  "Questions and Answers about the Merger",
                           "Summary--Vote Required", "Special Factors--The
                           Special Committee's and the Board's Recommendation",
                           "The Special Meeting--Voting Procedures" and "The
                           Merger--Terms of the Merger Agreement--Conditions to the Merger"

Item 8(d)                  "Questions and Answers about the Merger",
                           "Summary--Recommendations", "--Opinion of Financial
                           Advisor", "Special Factors--Background of the
                           Merger", "--The Special Committee's and the Board's
                           Recommendation", "--Opinion of Financial Advisor", and "--Conflicts of Interest"

Item 8(e)                  "Questions and Answers about the Merger",
                           "Summary--Recommendations", "Special Factors--
                           Background of the Merger", "--The Special Committee's and the Board's Recommendation"

Item 8(f)                  *

Item 9(a)-(c)              "Summary--Recommendations", "--Opinion of Financial
                           Advisor", "Special Factors--Background of the
                           Merger", "--The Special Committee's and the Board's
                           Recommendation", "--Opinion of Financial Advisor" and
                           "--Conflicts of Interest" and Appendix B to the Proxy
                           Statement

Item 10(a)-(b)             "Special Factors--Conflicts of Interest;" "Principal
                           Shareholders and Stock Ownership of Management and
                           Others", and "Purchases Of Common Stock By Certain
                           Persons"

Item 11                    "Questions and Answers about the Merger",
                           "Summary--The Companies", "--Terms of the Merger
                           Agreement", "--Share Ownership of the Parent following the Merger", "--Conflicts of Interest, "Special Factors--Background of the Merger", "--The
                           Special Committee's and the Board's Recommendation",
                           "--Purpose and Reasons of the Investor Group for the Merger", "--Conflicts of Interest", "--Certain
                           Effects of the Merger", "--Financing of the Merger", "The Merger--Terms of the Merger Agreement", "Certain
                           Information Concerning The Parent, the Acquiror and the Investor Group" and "Purchase of Common Stock by
                           Certain Persons" and Appendix A to the Proxy
                           Statement

Item 12(a)-(b) "Summary--Recommendations", "-- Share Ownership of the Parent following the Merger", "--Conflicts of Interest", "Special Factors--The Special Committee's and the Board's Recommendation", "--Purpose and Reasons of the Investor Group for the Merger", "--Position of the Investor Group as to Fairness of the Merger", "--Conflicts of Interest" and "Certain
                           Information Concerning the Parent, the Acquiror and the Investor Group"

Item 13(a)                 "Summary--Appraisal Rights" "Rights of Dissenting
                           Shareholders" and Appendix A and Appendix C to the
                           Proxy Statement

Item 13(b)                 *

Item 13(c)                 *

Item 14(a)                 "Summary--Selected Consolidated Financial Data of the
                           Company", "Incorporation of Certain Documents by
                           Reference" and "Independent Auditors"

Item 14(b)                 *

Item 15(a)-(b)             "Summary--Share Ownership of the Parent Following the
                           Merger", "--Conflicts of Interest", "Special
                           Factors--Background of the Merger", "--The Special
                           Committee's and the Board's Recommendation",
                           "--Conflicts of Interest", "The Special
                           Meeting--Proxy Solicitation", "The Merger--Terms of the Merger Agreement", and "--Estimated Fees and
                           Expenses of the Merger"

Item 16                    Proxy Statement

Item 17(a)-(f)             *

-------------
*Not applicable or answer is negative.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The information set forth on the cover page to the Proxy Statement and in the sections entitled "Questions and Answers About the Merger" and "Summary--The Companies" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth on the cover page to the Proxy Statement and in the sections entitled "Summary--Record Date; Voting Power" and "The Special Meeting--Record Date and Quorum Requirement" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the section entitled
"Summary--Historical Market Information" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the section entitled
"Summary--Historical Market Information" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the section entitled
"Summary--Historical Market Information" and "Purchases of Common Stock by Certain Persons" of the Proxy Statement is incorporated herein by reference.

         (f) The information sets forth in the section entitled "Purchases of Common Stock by Certain Persons" of the Proxy Statement is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d), (g) The information set forth in the sections entitled "Summary--The Companies", "Principal Shareholders and Stock Ownership of Management", and "Certain Information Concerning the Parent, the Acquiror and the Investor Group" of the Proxy Statement is incorporated herein by reference.

         (e), (f) The information set forth in the section entitled "Certain Information Concerning the Parent, the Acquiror and the Investor Group" of the Proxy Statement is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)(1) The information set forth in the section entitled
"Summary--Conflicts of Interest", "Special Factors--Conflicts of Interest", and "Purchases of Common Stock by Certain Persons" of the Proxy Statement is incorporated herein by reference.

         (a)(2) The information set forth in the sections entitled "Questions and Answers About the Merger", "Summary--The Companies", "--Terms of the Merger Agreement", "--Share Ownership of the Parent Following the Merger", "--Conflicts of Interest", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendations", "--Purpose and Reasons of the Affiliates for the Merger", "--Conflicts of Interest", "--Financing of the Merger", "The Merger--Terms of the Merger Agreement", "Certain Information Concerning the Parent, the Acquiror and the Investor Group" and "Purchases of Common Stock By Certain Persons" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Questions and Answers About the Merger", "Summary--The Companies", "--Terms of the Merger Agreement", "--Share Ownership of the Parent Following the Merger", "--Conflicts of Interest", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendations", "--Purpose and Reasons of the Investor Group for the Merger", "--Conflicts of Interest", "--Financing of the Merger", "The Merger--Terms of the Merger Agreement", "Certain Information Concerning the Parent, the Acquiror and the Investor Group" and "Purchases of Common Stock By Certain Persons" of the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary--Terms of the Merger Agreement", "--Share Ownership of the Parent following the Merger", "--Conflicts of Interest", "-- Appraisal Rights", "Special Factors--The Special Committee's and the Board's Recommendation", "--Purpose and Reasons of the Investor Group for the Merger", "--Conflicts of Interest", "--Financing of the Merger", "--Certain Effects of the Merger", "The Special Meeting--Effective Time of the Merger and Payment for Shares", "The Merger--Terms of the Merger Agreement", "Rights of Dissenting Stockholders" of the Proxy Statement and Appendix A to the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary--Terms of the Merger Agreement", "--Share Ownership of the Parent following the Merger", "--Conflicts of Interest", "--Appraisal Rights", "--Company Projections", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendation", "--Purpose and Reasons of the Investor Group for the Merger", "--Conflicts of Interest", "--Certain Effects of the Merger", "--Financing of the Merger", "The Merger--Terms of the Merger Agreement", and "Rights of Dissenting Shareholders" of the Proxy Statement and Appendix A to the Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(b) The information set forth in the sections entitled "Special Factors," ["--Purpose and Reasons of The Investor Group for the Merger",] "--Certain Effects of the Merger", and "--Conduct of Centennial's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the sections entitled
"Summary--Conflicts of Interest", "Special Factors--Conflicts of Interest" and "--Conduct of Centennial's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Summary--Share Ownership of the Parent following the Merger", "--Conflicts of Interests", "--Historical Market Information", "Special Factors--Conflicts of Interest", "--Financing of the Merger", "Conduct of Centennial's Business After the Merger", and "The Merger--Terms of the Merger Agreement" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled "Questions and Answers About the Merger", "Summary--The Companies", "--Terms of the Merger Agreement", "Share Ownership of the Parent Following the Merger", "--Conflicts of Interest", "--Historical Market Information", "--Company Projections", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendations", "--Purpose and Reasons of the Investor Group for the Merger", "--Conflicts of Interest", "Special Factors--Certain Effects of the Merger", "--Financing of the Merger", "--Conduct of Centennial's Business After the Merger", and "The Merger--Terms of the Merger Agreement" of the Proxy Statement is incorporated herein by reference.

         (f)-(g) The information set forth in the section entitled "Questions and Answers About the Merger" and "Special Factors--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the section entitled "Special Factors--Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the section entitled "The Merger--Estimated Fees and Expenses of the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the section entitled "Special Factors--Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(c) The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendation", "--Opinion of Financial Advisor", "--Purpose and Reasons of the Investor Group for the Merger" and "--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary", "Special Factors--Background of the Merger", "The Special Committee's and the Board's Recommendation", "--Purpose and Reasons of the Investor Group for the Merger", "--Conflicts of Interest", "--Certain Effects of the Merger", "--Financing of the Merger", "--Conduct of Centennial's Business After the Merger", "Rights of Dissenting Shareholders", "Federal Income Tax Consequences", "The Merger--Terms of the Merger Agreement", "--Estimated Fees and Expenses of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(b) The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary-- "Vote Required", --Recommendations", "--Opinion of Financial Advisor", "--Terms of the Merger Agreement", "--Conflicts of Interest", "--Appraisal Rights", "--Historical Market Information", "--Selected Consolidated Financial Data of the Company", "--Company Projections", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendation", "--Opinion of Financial Advisor", "--Purpose and Reasons of the Investor Group for the Merger", "--Position of the Investor Group as to Fairness of the Merger", "--Conflicts of Interest", "Certain Effects of the Merger", "The Special Meeting--Voting Procedures", "Rights of Dissenting Shareholders", "Purchases of Common Stock By Certain Persons" of the Proxy Statement are incorporated herein by reference.

         (c) The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary--Vote Required", "Special Factors--The Special Committee's and the Board's Recommendation", "The Special
Meeting--Voting Procedures" and "The Merger--Terms of the Merger
Agreement--Conditions to the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary--Recommendations", "--Opinion of Financial Advisor", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendation", "--Opinion of Financial Advisor", and "--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary--Recommendations", "Special
Factors--Background of the Merger", and "--The Special Committee's and the Board's Recommendation" of the Proxy Statement is incorporated herein by reference.

         (f) Not Applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(c) The information set forth in the sections entitled "Summary--Recommendations", "--Opinion of Financial Advisor", "Special Factors--Background of the Merger", "The Special Committee's and the Board's Recommendation", "--Opinion of Financial Advisor" and "--Conflicts of Interest" of the Proxy Statement and in Appendix B to the Proxy Statement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The information set forth in the sections entitled "Special Factors--Conflicts of Interest;" "Principal Shareholders and Stock Ownership of Management and Others", and "Purchases Of Common Stock By Certain Persons" of the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary--The Companies", "--Terms of the Merger Agreement", "--Share Ownership of the Parent following the Merger", "--Conflicts of Interest, "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendation", "--Purpose and Reasons of the Investor Group for the Merger", "--Conflicts of Interest", "--Certain Effects of the Merger", "--Financing of the Merger", "The Merger", "Certain Information Concerning the Parent, the Acquiror and the Investor Group" and "Purchase of Common Stock by Certain Persons" of the Proxy Statement and in Appendix A to the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a)-(b) The information set forth in the sections entitled "Summary--Recommendations", "-- Share Ownership of the Parent following the Merger", "--Conflicts of Interest", "Special Factors--The Special Committee's and the Board's Recommendation", "--Purpose and Reasons of the Investor Group for the Merger", "--Position of the Investor Group as to Fairness of the Merger", "--Conflicts of Interest" and "Certain Information Concerning the Parent, the Acquiror and the Investor Group" of the Proxy Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled
"Summary--Appraisal Rights" and "Rights of Dissenting Shareholders" of the Proxy Statement and in Appendix A and Appendix C to the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

         (a) The relevant financial information set forth under the sections entitled "Summary--Selected Consolidated Financial Data of the Company", "Incorporation of Certain Documents by Reference" and "Independent Auditors" of the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a)-(b) The information set forth in the sections entitled "Summary--Share Ownership of the Parent Following the Merger", "--Conflicts of Interest", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendation", "--Conflicts of Interest", "The Special Meeting--Proxy Solicitation", "The Merger--Terms of the Merger Agreement", and "--Estimated Fees and Expenses of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

         The entirety of the Proxy Statement is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1) Commitment Letter dated October 22, 1998 by and among Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership, WCAS Capital Partners III, L.P. a Delaware limited partnership, and Cougar Holdings Corporation (incorporated by reference to Schedule 13D filed on November 2, 1998).

         (b)(1) Opinion of J.P. Morgan Securities Inc. dated October 22, 1998 (included as Appendix B to the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (b)(2) Financial Analysis Presentation materials prepared by J.P. Morgan Securities Inc. in connection with providing its opinion to the Special Committee on October 21, 1998.

         (c)(1) Agreement and Plan of Merger dated as of October 22, 1998 by and among Cougar Holdings Corporation, Cougar Acquisition Corp., Centennial HealthCare Corporation (included as Appendix A to the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (c)(2) Shareholders Agreement dated as of October 22, 1998 by and among Courgar Holdings Corporation, Cougar Acquisition Corp., and certain shareholders of Centennial Healthcare Corporation (incorporated by reference to Schedule 13D filed on November 2, 1998).

         (d)(1) Letter to Shareholders (included in the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (d)(2) Notice of Special Meeting of Shareholders (included in the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (d)(3)   Preliminary Proxy Statement, dated December 11, 1998.

         (d)(4) Form of Proxy (included in the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (d)(5) Joint Press Release issued by Centennial HealthCare Corporation and Welsh, Carson, Anderson & Stowe VIII, L.P. dated as of October 22, 1998 (incorporated by reference to the Current Report on Form 8-K filed by Centennial on October 28,
                  1998).

         (e) Text of Article 13 of the Georgia Business Corporation Code (included as Appendix C to the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (f)      Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                   CENTENNIAL HEALTHCARE CORPORATION


                                   By:  /s/ J. Stephen Eaton
                                       -------------------------------
                                   Name:    J. Stephen Eaton
Dated: February 11, 1999           Title:   President



                                   COUGAR HOLDINGS CORPORATION


                                   By:  /s/ D. Scott Mackesy
                                       -------------------------------
                                   Name:   D. Scott Macksey
Dated: February 11, 1999           Title:  Vice President


                                   COUGAR ACQUISITION CORP.


                                   By:  /s/ D. Scott Mackesy
                                       -------------------------------
                                   Name:   D. Scott Mackesy
Dated: February 11, 1999           Title:  Vice President


                                   WELSH, CARSON, ANDERSON & STOWE, VIII, L.P.

                                   By WCAS VIII Associates, LLC, General Partner


Dated: February 11, 1999            By: /s/ Andrew M. Paul
                                       -------------------------------
                                    Name:   Andrew M. Paul
                                    Title:  Managing Member

                           [Signatures continued from previous page]


                                   WELSH, CARSON, ANDERSON & STOWE,
                                   CAPITAL PARTNERS III, L.P.


                                   By: WCAS CP III Associates L.L.C
                                       General Partner


Dated: February 11, 1999           By: /s/ Andrew M. Paul
                                      ----------------------------
                                       Name:  Andrew M. Paul
                                       Title: Managing Member


Dated: February 11, 1999               /s/ Andrew M. Paul
                                   -------------------------------
                                       Andrew M. Paul


Dated: February 11, 1999              /s/ J. Stephen Eaton
                                   -------------------------------
                                       J. Stephen Eaton


Dated: February 11, 1999              /s/ Kent C. Fosha, Sr.
                                   -------------------------------
                                       Kent C. Fosha, Sr.


Dated: February 11, 1999              /s/ Alan C. Dahl
                                   -------------------------------
                                       Alan C. Dahl


Dated: February 11, 1999              /s/ Lawrence W. Lepley, Jr.
                                   -------------------------------
                                       Lawrence W. Lepley, Jr.


                                   WCAS HEALTHCARE PARTNERS, L.P.

                                    By: WCAS HP Partners,
                                        General Partner



Dated: February 11, 1999            By: /s/ Russell L. Carson
                                       -------------------------------
                                    Name:  Russell L. Carson
                                    Title: General Partner

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION                                                           PAGE NUMBER
-----------       -----------                                                           -----------

(a)(1)            Commitment Letter dated October 22, 1998 by and among, Welsh,
                  Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership, WCAS Capital Partners III, L.P. a Delaware limited partnership, and Cougar Holdings Corporation
                  (incorporated by reference to Schedule 13D filed on November
                  2, 1998).*

(b)(1)            Opinion of J.P. Morgan Securities Inc. dated October 22, 1998
                  (included as Appendix B to the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).


(b)(2)            Financial Analysis Presentation materials prepared by J.P.
                  Morgan Securities Inc. in connection with providing its opinion to the Special Committee on October 21, 1998.*

(c)(1) Agreement and Plan of Merger dated as of October 22, 1998 by and among Cougar Holdings Corporation, Cougar Acquisition
                  Corp., Centennial HealthCare Corporation (included as Appendix
                  A to the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).


(c)(2)            Shareholders Agreement dated as of October 22, 1998
                  (incorporated by reference to Schedule 13D filed on November
                  2, 1998).*

(d)(1)            Letter to Shareholders (included in the Preliminary Proxy
                  Statement, which is filed herewith as Exhibit (d)(3)).

(d)(2)            Notice of Special Meeting of Shareholders (included in the
                  Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

(d)(3)            Preliminary Proxy Statement, dated February 11, 1999.

(d)(4) Form of Proxy (included in the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

(d)(5)            Joint Press Release issued by Centennial HealthCare
                  Corporation and Welsh, Carson, Anderson & Stowe VIII, L.P.
                  dated as of October 22, 1998 (incorporated by reference to the Current Report on Form 8-K filed by Centennial on October 28,
                  1998).

(e)               Text of Article 13 of the Georgia Business Corporation Code
                  (included as Appendix C to the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).


(f)               Not applicable.


---------------
* Previously filed.